Exhibit 99.1

China Sunergy Announces CFO Mr. Yongfei Chen’s Resignation

and Appoints Mr. Shiliang Guo as Acting Chief Financial Officer

NANJING, China, October 16, 2014 – China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced that Yongfei Chen has tendered his resignation of the Chief Financial Officer for personal reasons. Mr. Chen’s resignation will be effective from October 31, 2014.

Mr. Shiliang Guo, has been appointed as Acting Chief Financial Officer effective from November 1, 2014. Mr. Guo has been a director of China Sunergy since May 2009 and he has been the chief financial officer of China Electric Equipment Group Co., Ltd. (or “CEEG”), one of the related companies of China Sunergy since October 2004. He received a bachelor's degree in finance from Suzhou University in 1984 and obtained the qualification of PRC Certified Public Accountant in 1993.

“We sincerely thank Mr. Chen for his great contributions to the Company, particularly at a time when the solar sector went through tremendous changes and tough challenges”, Mr. Tingxiu Lu, Chairman and CEO of China Sunergy commented. “We welcome Mr. Guo to join our management team, and we believe his knowledge of the industry and the Company and his experience in finance and accounting will make great contributions to our future success.” He added.

Mr. Shiliang Guo previously served as the Acting CFO of the Company from May to October in 2009. Upon the appointment of Acting Chief Financial Officer, Mr. Guo will resign from all executive positions in CEEG.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Investor Relations

Phone: + 86 25 5276 6666

Email: Elaine.li@chinasunergy.com

Asia Bridge Group Limited

Wendy Sun

Phone: + 86 10 8556 9033

Email: wendy.sun@asiabridgegroup.com

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Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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